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                                                                  EXHIBIT 4.6(d)
                         RUSS BERRIE AND COMPANY, INC.

                                     95-14

     WHEREAS, at a meeting of the Board held on July 25, 1995, the Board of Directors elected Jimmy Hsu, formerly Executive Vice President of the Corporation, to the office of Vice Chairman of the Board of Directors; and

     WHEREAS, the Board of Directors must amend the By-Laws of the Corporation to provide for the position of Vice Chairman of the Board as an officer of the Corporation.

     NOW, THEREFORE, the following resolutions are hereby adopted effective as of July 25, 1995:

     RESOLVED, that, Section 4.1 of the By-Laws be, and hereby is, amended as follows:

          "4.1 Number; Security. The executive officers of the corporation shall be the Chairman of the Board, Vice Chairman of the Board, the president, one or more vice presidents (including an executive vice president, if the Board so determines), a secretary and a treasurer. Any two or more offices may be held by the same person. The Board may require an officer, agent or employee to give security for the faithful performance of his duties."

     RESOLVED, that, a new Section 4.6(A) be, and it hereby is, added to the By-Laws, in correct numerical sequence, and that the By-Laws are hereby amended to include such additional Section 4.6(A):

          "4.6(A) Vice Chairman of the Board. The Vice Chairman of the Board shall have such powers and duties as the Board or the Chairman of the Board assigns to him."